Exhibit 107

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Amount Being Registered (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (2)

Common Stock ($0.0001 par value)	75,000,000	$750,000	$50.00

(1)	Represents the number of shares being registered for resale by the Selling Stockholder pursuant to that certain Standby Equity Commitment Agreement (the “Equity Commitment Agreement”) entered into with MacRab, LLC (“MacRab”). MacRab is sometimes referred to herein as the “Selling Stockholder”. The purchase price of the shares that may be sold to MacRab under the Equity Commitment Agreement will be equal to 90% of the average of the two (2) lowest volume weighted average prices of the Company’s Common Stock on OTC Pink during the six (6) Trading Days immediately following the Clearing Date.

(2)	Calculated pursuant to Rule 457(c) based on the closing price of our common stock as reported on the OTC Pink on October 12, 2022.